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                                  SCHEDULE 13D


                               U.S.A. GROWTH, INC.
                               -------------------
                                (Name of Issuer)




                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ---------------------------------------
                          (Title of Class of Securities



                              ---------------------
                              ---------------------
                                 (CUSIP Number)





           Charles Woods, Tri Star Diversified Ventures, 800-473-8080
                 1601 E. Flamingo Road, #18, Las Vegas, NV 89119
                 -----------------------------------------------



                                 AUGUST 16, 1999
                                 ---------------
              Date of Event which Requires filing of this Statement




With copies to:

Harry S. Stahl, Esq.
2603 Main Street, Suite 1050
Irvine, CA 92614-6232

David L. Shade, Esq.
575 Anton Blvd., Suite 400
Costa Mesa, CA 92626


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1.       Name of reporting person: Tri Star Diversified Ventures, LLC -
         88-0376699

2.

3.

4.       00

5.

6.       Nevada

7.       Sole voting power:  54,000,000

8.

9.       Sole dispositive power. 54,000,000

10.

11.      Aggregate amount beneficially owned by each reporting person.
         54,000,000

12.

13.      Percent of class represented by amount in row (11). 58%

14.      Type of reporting person.  OO


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ITEM 1       Security and Issuer

         The class of equity securities to which this Schedule 13D ( the "Statement") relates is the common stock, $0.001 par value per share ( the "Shares") of U.S.A. GROWTH, INC. , a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1530 Brookhollow Dr., Suite C, Santa Ana, CA 92705.

ITEM 2        Identity and Background

         (a), (b), (c), and (f). This Statement is filed by TRI STAR DIVERSIFIED VENTURES,LLC, a Nevada Limited Liability Company ("Tri Star") submitted by Tri Star's Chief Executive Officer, Charles Woods. Tri Star's business address is 1601 E. Flamingo Rd, #18, Las Vegas, NV 89119.

         Mr. Woods is the Chief Executive Officer of Tri Star Diversified Ventures, LLC, A Nevada Limited Liability Company, a business development company specializing in making investments in companies developing new technologies. Woods is a citizen of the USA. Mr. Woods business address is 1601
E. Flamingo Rd.,#18, Las Vegas, Nv 89119.

         (d) and (e). During the last 5 years, Woods (I) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (d) and (e) During the last 5 years, Tri Star (I) has not been convicted in a criminal proceeding. (ii) Cease and Desist Orders prohibiting any further sales of the Company's securities pending resolution have been received from the following states: Kansas, Missouri, New Mexico, Washington and Pennsylvania. Kansas, Missouri and Washington revealed that their concern was with the Company's relying on certain Federal Exemptions from registration and qualifications provisions of the Securities Act of 1933, including Regulation D, may be in violation of their state laws. The State of Pennsylvania was concerned with the absence of disclosure of legal proceedings regarding the State of Missouri in a prior issue of the Company's Private Placement Memorandum. The Company has taken corrective measures and is confident of its ability to dissolve the Orders.


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ITEM 3            Source and Amount of Funds or Other Consideration

         Tri Star exchanged 1,800,000 shares of common stock owned by the company in WSN ("WSN Shares"), for 54,000,000 shares of the Company ( "Tri Star Shares").

ITEM 4            Purpose of Transaction

         The Tri Star Shares that are the subject of this Statement are to be acquired from the Company pursuant to a Share Exchange Agreement dated August 16,1999 (the "Agreement") among the Company, Anton, Tri Star Diversified Ventures, LLC and Nick Markulis. While Tri Star has not obtained actual record ownership of all of the Tri Star Shares reported by this Statement, Tri Star may be deemed to have acquired beneficial ownership of the Tri Star Shares reported herein upon the signing of the Share Exchange Agreement as a result of Tri Star's binding commitment to exchange the WSN Shares in accordance with the Agreement.

         Subject to the terms and conditions of the Share Exchange Agreement, the Company will exchange 54,000,000 of the Shares for 1,800,000 shares of stock of WSN owned by Tri Star. The Tri Star Shares will represent, in the aggregate, approximately 58% of the currently outstanding Shares. Tri Star has agreed to exchange the WSN Shares for the Tri Star Shares for the purpose of obtaining a significant equity position in the Company.

ITEM 5            Interest in Securities of the Company

        (a) Tri Star has acquired and, for the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, beneficially owns 54,000,000 Shares, representing approximately 58% of the issued and outstanding Shares.

        (b) Tri Star has sole power to vote and dispose of 54,000,000 Shares.

        (c) Except for the Share Exchange Agreement as set forth in Item 3 above, there were no transactions covered by this Item 5(c).

        (d) Not applicable

        (e) Note applicable

ITEM 6 Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer

     Other than as set forth above, to the best knowledge of Tri Star, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


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     Material to be Filed as Exhibits

            Exhibit 1: Share Exchange Agreement, dated as of August 16,1999 among The Company, John Anton, Tri Star Diversified Ventures, LLC and Nick Markulis.

                                   SIGNATURES


     After reasonable inquiry into the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


     August 19,1999                      Tri Star Diversified Ventures, LLC


                                         By: /s/ Charles Woods
                                            --------------------------------
                                                 Charles Woods,
                                                 Chief Executive Officer